EXHIBIT 99.1

Quantum BioPharma Licensee Celly Nutrition Expands unbuzzd™ Alcohol Detox Product Lineup for Retail Sales

New Ultra-Portable unbuzzd™ Single-Use Powder Sticks in Convenient 8-Pack Display Boxes Now Available for US Retailers

TORONTO, March 26, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), today announced its licensee Celly Nutrition Corporation (“Celly Nutrition"), the company behind unbuzzd™ – a beverage that accelerates alcohol metabolism, restores mental clarity, and reduces hangover symptoms – released new unbuzzd™ “On-the-Go Powder Stick Packs” in an 8-pack display box, facilitating the sale of unbuzzd™ in convenience, liquor, and drug stores across the United States.

unbuzzd™ is now available in convenient ready-to-mix powder sticks sold as 3-packs, 8-packs and 18-packs.

The 8-pack display box is available for direct sale to consumers on both amazon.com and unbuzzd.com. Its compact, 2-inch-wide design, eye-catching packaging, and built-in point-of-sale features make it attractive to retailers for sale at the register. Designed for easy portability, these slender packs fit conveniently in pockets or purses and are TSA-compliant for travelers. This new format facilitates the sale of unbuzzd™ in convenience, liquor and drug stores across the United States.

John Duffy, CEO of Celly Nutrition, stated, “The 8-pack display box enhances unbuzzd™’s package evolution, meeting various consumer needs and accelerating retail availability across the United States. This new format aims to boost sales and profits for retailers in the estimated $2.1 billion global hangover cure products market. Channel distribution at popular brick-and-mortar stores is expected to be a key growth driver for unbuzzd™ with the convenience of immediate availability for customers.” Mr. Duffy has over twenty years of leadership experience in the beverage industry, including roles as VP of Marketing Assets and VP of National Sales at Coca-Cola Company.

Gerry David, Co-Chair of the Company’s board of directors, and former CEO of Celsius Holdings with their bestselling energy drink Celsius Energy, added, "With our recent clinical trial proving the effectiveness of unbuzzd™ in reducing blood alcohol concentration, restoring mental clarity and reducing hangover symptoms, the single-use stick in a convenient 8-pack box is an important next step in the Company’s growth, bringing unbuzzd™ to retailers and consumers in multiple formats and at an affordable price.”

Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Corporate Update

Quantum Biopharma has renewed the services of TD Media LLC dba Life Water Media ("LWM”), based at 1415 South Voss Road, Suite 11-431, Houston, Texas, to enhance its market awareness, commencing March 26, 2025 for 45 days for US$55,000.

About Celly Nutrition

Celly Nutrition, a non-trading but fully-reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd™ has been developed by a world-class research and development team in pharmacology and medicine, with a commitment to innovation and quality. With a proprietary blend of vitamins, minerals, and herbs, unbuzzd™ helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly. unbuzzd™ appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd™ dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. The full press release of the clinical trial can be found here.

unbuzzd™ ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at amazon.com and unbuzzd.com.

unbuzzd™ is a registered trademark of Celly Nutrition Corp.

Individual results may vary. unbuzzd™ is a dietary supplement. Consuming unbuzzd™ after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to Celly Nutrition, which is led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; unbuzzd™’s market potential and consumer demand; the stated claims about the benefits and effectiveness of unbuzzd™; the new product format aiming to boost sales and profits for retailers; the new product packaging being attractive for retailers at points of sale; the powder sticks format facilitating the sale of unbuzzd™ in convenience, liquor and drug stores across the United States; distribution at brick-and-mortar stores expected to be a key growth driver for unbuzzd™ with the convenience of immediate availability for customers; the single-use stick in a convenient 8-pack box is an important next step in the Company’s growth; LWM playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; the LWM Agreement commencing on March 26, 2025; LWM being engaged by the Company for 45 days; either the Company or LWM will have the right to terminate the LWM Agreement upon providing ten days’ notice; and either the Company or LWM being able to revise the terms of the LWM Agreement upon mutual consent of both parties.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; unbuzzd™ performing as expected and delivering the stated benefits and effectiveness; the new product format being able to boost sales and profits for retailers; the new product packaging being attractive for retailers at points of sale; the powder sticks format will facilitate the sale of unbuzzd™ in convenience, liquor and drug stores across the United States; distribution at brick-and-mortar stores will be a key growth driver for unbuzzd™ with the convenience of immediate availability for customers; the single-use stick in a convenient 8-pack box will be an important next step in the Company’s growth; LWM will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; the LWM Agreement will commence on March 26, 2025; LWM will be engaged by the Company for 45 days; either the Company or LWM will have the ability to terminate the LWM Agreement upon providing ten days’ notice; and either the Company or LWM having the ability to revise the terms of the LWM Agreement upon mutual consent of both parties.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its drug or product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; LWM will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; the LWM Agreement will not commence on March 26, 2025; LWM will not be engaged by the Company for 45 days; neither the Company nor LWM will have the ability to terminate the LWM Agreement upon providing ten days’ notice; neither the Company nor LWM having the ability to revise the terms of the LWM Agreement upon mutual consent of both parties; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The Company makes no medical, treatment or health benefit claims about unbuzzd™. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated any claims regarding unbuzzd™. Other than as outlined herein, the efficacy of such products has not been confirmed by approved research. Further rigorous scientific research and clinical trials are needed. Other than as outlined herein, no clinical trials for the use of the Company’s proposed retail products have been conducted. Other than outlined herein, any references to quality, consistency, efficacy and safety of potential retail products or drug candidates do not imply that the Company verified such in clinical trials or that the Company will complete such trials.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Celly Nutrition Corp.
John Duffy, Chief Executive Officer
T: (508) 479-4923
E: johnduffy@unbuzzd.com

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/6875ce77-8624-4f7b-85cc-f0a818165daa